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                                                                EXHIBIT 20(b)

                    [SPORT SUPPLY GROUP, INC. LETTERHEAD]




TO: ALL SHAREHOLDERS OF SPORT SUPPLY GROUP, INC.

        Sport Supply Group, Inc. (NYSE - "GYM") is pleased to report to you that, subject to the terms and conditions of a Securities Purchase Agreement between Sport Supply and Emerson Radio Corp. ("Emerson"), Sport Supply intends to issue to Emerson (i) 1,600,000 newly-issued shares of its Common Stock and
(ii) five-year warrants to purchase up to 1,000,000 newly-issued shares of its Common Stock at an exercise price of $7.50 per share. In exchange for such issuance, Sport Supply will receive $12,000,000 in cash and $2,000,000 of available trade finance credit for the purchase of goods sourced in the Far
East through a foreign subsidiary of Emerson. In addition, and subject to Sport Supply's receipt of the cash infusion, Sport Supply and its Senior Lender have agreed to amend their existing credit agreement. Sport Supply will no longer be in default under such agreement because the $12,000,000 cash infusion will be used by Sport Supply primarily to repay outstanding bank debt. Sport Supply will then have significant availability under its senior credit facility to be used for general corporate purposes.

        Upon closing the Securities Purchase Agreement, a majority of the members of Sport Supply's Board of Directors will consist of Emerson's designees. Information regarding Emerson and Emerson's designees to the Sport Supply Board of Directors is included in the information Statement attached to this letter.

        The terms of the transaction described above were recommended by a Special Committee of independent directors of Sport Supply and were unanimously approved by Sport Supply's Board of Directors. In addition, an independent investment banking firm opined that Sport Supply's sale of securities to Emerson on the terms described above is fair, from a financial point of view, to Sport Supply.

        The transaction with Emerson would normally require approval of shareholders according to the Shareholder Approval Policy of the New York Stock Exchange (the "Exchange"). The Audit Committee of the Board of Directors of Sport Supply determined that the delay necessary in securing shareholder approval prior to the issuance of the foregoing securities would seriously jeopardize the financial viability of Sport Supply. Because of that determination, the Audit Committee, pursuant to an exception provided in the Exchange's shareholder approval policy for such a situation, expressly approved Sport Supply's omission to seek the shareholder approval that would otherwise have been required under that policy. The Exchange has accepted Sport Supply's application of the exception.

        Sport Supply, in reliance on the exception, is mailing a copy of this letter to all shareholders notifying them of its intention to issue the shares without seeking their approval. Upon closing of the transaction with Emerson, which is expected to occur ten days after the notice is mailed, Sport Supply will proceed to issue certificates for 1,600,000 newly-issued shares of Common Stock and will reserve an additional 1,000,000 shares of Common Stock for issuance upon exercise of the Warrants.

        I believe Emerson's equity investment will be the capital infusion Sport Supply needs to support its expanding revenue base and bring all vendor payables current. It will also enable Sport Supply to return to a historic level of profitability. Sport Supply's current revolving debt will be reduced to less than $10 million, which is the lowest level in years, and Sport Supply's related interest expenses are expected to decline dramatically as compared to year earlier results. I hope you share my enthusiasm for this significant investment by Emerson and I thank you for your continued interest in Sport Supply.

                                        Very Truly Yours,

                                        /s/ MIKE BLUMENFELD

                                        Michael J. Blumenfeld
                                        Chairman of the Board
                                        and Chief Executive Officer